VARIABLE ANNUITY ACCOUNT C

State University of New York Defined Contribution Retirement Plan

ING Life Insurance and Annuity Company

Supplement Dated July 25, 2002 to
Prospectus, Contract Prospectus Summary and Statement
of Additional Information dated May 1, 2002

The information in this supplement amends certain information contained in the Prospectus, Contract Prospectus Summary and Statement of Additional Information each dated May 1, 2002. You should read this supplement along with the Prospectus, Contract Prospectus Summary and Statement of Additional Information.

Effective August 26, 2002 the Service Center's mailing address is as follows:

> Service Center
> P.O. Box 1700
> Latham, NY 12110-0113